

June 16, 2010

By U.S. Mail and Facsimile to: (716) 819-5130

Michael W. Harrington
Chief Financial Officer
First Niagara Financial Group, Inc.
726 Exchange Street, Suite 618
Buffalo, NY 14210

> **Re: First Niagara Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Form 8-K filed on March 19, 2010**
> **File No. 000-23975**

Dear Mr. Harrington:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business

Lending Activities, Allowance for Credit Losses, page 9

1. We note you evaluate the credit quality of your loan portfolio considering, among other factors, the estimated fair value of the underlying collateral, economic conditions and historical loan loss experience. We also note the second paragraph on page 9 states you review all individual commercial real estate loans and total loan concentrations to one borrower of greater than $500,000 and less than $1 million, no less frequently than every 36 months and those over $1 million, no

less frequently than every 18 months. Considering the significant time interval between reviews of these individual loans, please tell us and revise this section in future filings to discuss the following:

- With respect to collateral dependent loans, describe the nature of current information available that is used by management, other than appraisals, to determine the adequacy of the fair value of the underlying collateral prior to their formal review.   Discuss the basis for using this information instead of, or in addition to, the appraised value of the properties.

- Describe specific situations, if any, in which the company has determined that appraisals would not be appropriate for determining the fair value of the underlying collateral and what other alternative valuation methods were used.

- In situations where you do not use external appraisals to fair value the underlying collateral of impaired loans, please provide a comprehensive discussion of the process and procedures you have in place for estimating the fair value of the collateral for these loans.

- Expand your discussion regarding your methodology for determining fair value based on external appraisals to include the following:

  o State how and when you obtain external appraisals and how this impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

  o Describe the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. Tell us if there have been any significant time lapses during this process.

  o Discuss any situations where you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 36

2.   Considering the company has investments securities and loans totaling $12.7 billion or 87% of your total assets as of December 31, 2009, please tell us and in

future filings provide a discussion of the judgment involved in determining the various significant valuation methodologies used to obtain the fair value of financial instruments and the types of inputs used for each level of the fair value hierarchy.   Consider providing the following information in your disclosure:

- The effect on your methodology for determining fair value of amendment to ASC Topic 820, Fair Value Measurements and Disclosure, required to be adopted in June 2009, for determining fair value when the volume and level of activity for the asset has significantly decreased and for identifying transactions that are not orderly.

- Discuss any adjustments or validation of fair value determinations you perform with respect to independent pricing services and models used for investment securities.

- Describe the methodology used to determine the fair value of non-recurring financial assets and liabilities based on Level 3 inputs, including collateral-dependent impaired loans.

Allowance for Credit Loss and Nonperforming Assets, page 40

3.   We refer to the table of nonperforming assets on page 41 that shows the company had $55.3 million of nonaccruing loans of which $11.4 million or 21% were Shared national credits ("SNCs"). We also note the table of net charge-offs by loan category on page 42 shows SNCs charged off in 2009 were $8.6 million or 27% of total charge offs for that year. Considering the increased credit risk significance of SNC's in your loan portfolio please tell us and revise future filings to provide the following disclosure:

- Describe in this section the specific nature of the credit deterioration events that occurred in 2009, which were not present in 2008, that resulted in the nonaccrual classification and charge-off of SNCs totaling $20 million in 2009.

- Explain why the company charged off $8.6 million of SNCs in 2009 against the allowance for credit losses considering the table of the allocation of the allowance for credit losses by loan category on page 40 shows there was no allocation of the allowance in 2008 or 2009 made for SNCs.

- Disclose if the nature of these events appear to be indicative of changes in the credit risk characteristics of the SNCs that are likely to have a continuing impact on your operations, cash flow and liquidity.   We note that $5.44 million of SNCs were classified as nonaccrual loans as of March 31, 2010 and $5.95 million or 52% of total charge-offs for that period were related to SNCs.

Refer to page 29 of the "Allowance for Credit Losses and Nonperforming Assets" of your Form 10-Q for the period ended March 31, 2010.

- Revise the "Loans and Leases" section of Note 1, Summary of Significant Accounting Policies on page 69 to disclose your accounting policies regarding the acquisition cost, fair valuation, credit risk allocation and impairment recognition policies for SNCs including the nature of the triggering events for classifying SNCs as nonaccrual and for their subsequent charge-off.

- Revise Note 4, "Loans and Leases" on page 80 to disclose the total dollar amount of SNCs in the company's loan portfolio for the most recent two year period and any material amount of SNCs currently in nonaccrual or impaired loans status. Refer to the "Lending Activity, Commercial Business Loans" section on page 7 that states the company purchased loans participations in various Shared National Credit syndications ("SNC") for which they had a balance exposure of $151.8 million in 2009 and $146.4 million in 2008.

4. We refer to the table on page 40 that summarizes the allocation of your allowance for loan losses by credit category. We note the company has no unallocated portion of the allowance for credit losses in 2009 as compared to $4.09 million or 5% in 2008 and $9.8 million or 14% in 2007. We also note that during the first quarter of 2009 you refined your methodology to estimate the allowance for loan losses which resulted in the redistribution of the unallocated portion to the specific loan portfolios. Please tell us and include in future filings the following information:

- According to page 32 of your 2008 10-K when you determined the overall level of the unallocated allowance for the year ended December 31, 2008 you evaluated the degree of risk related to various internal and external qualitative risk factors and general economic conditions, such as changes in asset quality, loan portfolio volume, composition and concentration of credit risk and loan restructuring and pricing. Please tell us and revise future filings to discuss if the company continues to review these qualitative and economic factors in determining the allowance for loan losses and discuss the methodology used in 2009 to allocate to the specific loan portfolios the additional credit risk assessment related to these qualitative and general economic factors.

- We refer to the table detailing the allocation for credit losses by loan category on page 40 that shows no allocation appears to have been made in 2009 and 2008 for the Shared national credits, which accounted for 21% of total nonaccruing loans and 27% of total charge-offs in 2009. Considering the $8.56 million of Shared national credits charged off in 2009 were 11% of the beginning balance of the allowance please tell us:

- o Why no specific or general allocation appears to have been made for these high credit risk loan participations.

- o How you reconcile your new methodology in 2009 of providing no unallocated allowance with the increased charge-offs related to the Shared national credits for which you do not appear to have allocated a portion of your allowance.

- Considering you have redistributed the unallocated portion of your allowance please disclose the methodology used to determine the specific and general components of your allowance in 2009 since the specific allowance for impaired loans of $9.17 million appears to be only 10% of your total allowance of $88.30 million for 2009.

5.   We refer to the third paragraph on page 42 that states the ratio of your allowance for credit losses to total loan was 1.20% for 2009 and 2008. You note that by adding to the allowance for credit losses for these periods the remaining credit related discount of $43 million of the loans acquired from NatCity, the resulting non-GAAP ratio is 1.78%, which you consider provides a more meaningful analysis of your ability to withstand credit loss and provides for a better comparison with your peers. Please tell us and revise this section in future filings to provide the following disclosure:

- Discuss your basis for concluding that this non-GAAP measure provides for a more meaningful disclosure and aids in comparisons to your peers. Refer to Note 2, "Acquisitions" on page 73 which states that there was no carryover of NatCity's allowance for credit losses associated with the loans that were acquired.

- Tell us where you have disclosed in Note 2 where the $43 million credit related discount is included in the balance sheet and how it was determined.

- Discuss the extent to which your peers have included similar non-GAAP ratios in their financial reports.

6.   Please tell us and revise this section in future filings, to describe for the most recent period reported, in addition to currently non-performing loans, the nature and extent of any potential problem loans for which the company has concerns as to their ability to comply with current loan repayment terms. Refer to the disclosure requirements of Item III.C.2 of Industry Guide 3.

7.   Please tell us and discuss in future filings the major reasons for the $13.62 million difference in 2009 between total nonaccruing loans of $68.56 million and total impaired loans of $54.94 million as stated on page 81 of Note 4, Loans and

Leases.   Discuss the dollar amount, loan types and extent of collateralization of loans that were in nonaccrual status but were not determined to not have been impaired.

8.   We refer to Note 4, "Loans and Leases" on page 81 that state the company had $29.3 million and $6.9 million of troubled debt restructurings in 2009 and 2008, respectively. Please tell us and revise this section to provide the following information regarding loans whose terms have been modified through a troubled debt restructuring ("TDR"):

- Separately disclose in the table of nonperforming assets on page 41 the total amount of TDRs that are accruing interest and those TDRs that are included as part of nonaccrual loans. Refer to Item III.C.1.(c) of Industry Guide 3.

- Discuss the types of loan modifications made to these restructured loans and the terms of the restructuring.

- Tell us whether you have any commercial loans that have repayment dates extended at or near the original maturity date and which you have not classified as impaired, for reasons such as the existence of personal guarantees.   If so, revise this section to discuss the following:

    o   The types of repayment extensions being made including the duration of the extension period.

    o   The loan terms that have been adjusted from the original terms.

    o   Whether these loans are collateral dependent and, if so, the nature of the underlying collateral and the latest appraisal date.

Note 2, Acquisitions, page 73

9.   We note the company acquired in September 2009 the National City Branches and did not provide pro forma income statement information because the acquisition does not represent the acquisition of a business. In light of this conclusion please provide us with the following information:

- Tell us your basis, including the authoritative accounting literature you relied on, to record goodwill of $130 million and core deposit intangibles of $30,000 as part of the acquired assets.

- Consider in your response the requirements of FASB ASC 805-10-15-4 which states that the guidance in the Business Combinations Topic does not apply to the acquisition of an asset or group of assets that does not constitute a business.

Note 4, Loans and Leases, page 80

10.   We note page 81 states the company had impaired loans totaling $54.9 million and $42.5 million in 2009 and 2008, respectively and the allowance related to impaired loans included in the allowance for credit losses was $9.2 million for 2009 and $3.8 million for 2008. In future filings, please disclose separately the amount of impaired loans for which you have provided a related allowance for credit losses and the amount of impaired loans for which there is no related allowance. Refer to FASB ASC Section 310-10-50-15.a.

Note 19, Fair Value of Financial Instruments, page 100

11.   We refer to the "Assets and Liabilities Measured At Fair Value on a Non-Recurring Basis" on page 102.   Please tell us and in future filings provide us with the following information:

- The information required by par. 33 of SFAS 157 (FASB ASC Section 820-10-50-5, Nonrecurring Measurements) for assets and liabilities measured on a nonrecurring basis.

- The quantitative disclosures provided in the tabular format required by paragraph 34 of FAS 157. (FASB ASC Section 820-10-50-8, Tabular Format Required). Refer to Example 8, Case C in paragraph 820-10-55-64.

- Similar qualitative and quantitative disclosure for nonrecurring assets and liabilities should be included in all interim filings.   We note this information was not disclosed in Note 8, "Fair Value of Financial Instruments" on page 18 of your Form 10-Q for the period ended March 31, 2010.

Executive Compensation, page 108

12.   It does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Certain Relationships and Related Transactions, and Director Independence, page 108

Transactions with Certain Related Persons, page 14 of Definitive Proxy Statement on Schedule 14A

13.   It appears that you are relying on Instruction 4(c) to Item 404(a) of Regulation S-K for disclosure regarding loans extended to directors and executive officers. In particular, you state that the loans are on "substantially the same terms as those terms prevailing at the time for comparable transactions with the general public, except as to the interest rate charged, which rate is the same as available to all employees." A condition to the availability of the instruction, however, is that the loans must be "made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender." Employees are considered related to the lender by virtue of their employment relationship. As a result, it does not appear that you are entitled to rely on the instruction. Please amend your Form 10-K to include the information required by Item 404(a) of Regulation S-K for the loans in question or tell us why you are not required to do so. Refer to Regulation S-K Compliance and Disclosure Interpretation 130.05.

Signatures, page 110

14.   General Instruction D(2)(a) to Form 10-K provides that the report must be signed by the company's principal executive officer, principal financial officer and its controller or principal accounting officer. Please tell us if this report has been signed by the required officers. Please also confirm that you will revise the signature page in future filings to indicate, by parenthetical or otherwise, that the report is being signed by the appropriate officers.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Lending Activities, page 27

Allowance for Loan Losses and Nonperforming Assets, page 28

15.   Please tell us and discuss in future filings why the allowance for loan losses to nonaccruing loans decreased to 115% as of March 31, 2010 as compared to 129% as of December 31, 2009. Consider in your response and proposed disclosure the following information:

- Nonaccrual loans were $77.92 million as of March 31, 2010 an increase of

$9.3 million or 14% as compared to $68.6 million as of December 31, 2010.

- Impaired loans were $74.76 million as of March 31, 2010 as compared to $54.94 million as of December 31, 2009. Refer to Note 3, Loans and Leases on page 14 and to Note 4, Loans and Leases on page 81 of the Form 10-K for the period ended December 31, 2009.

- Discuss how the changes in the nature of the nonaccrual and impaired loans and the extent of their collateralization has affected your analysis.

Note 3, Loans and Leases, page 14

16.	We note that impaired loans totaling $77.92 million as of March 31, 2010 had an allowance of $8.15 million. Please tell us and in future filings discuss the basis for allocating this specific allowance considering the following:

- The specific allowance for impaired loans allocated as of March 31, 2019 is a decrease of $1.02 million or 11% as compared to the allowance allocated of $9.17 million as of December 31, 2009.

- Impaired loans as of March 31, 2010 increased $18.48 million or 34% as compared to the $54.94 million amount of impaired loans as of December 31, 2009.

Form 8-K filed on March 19, 2010

17.	We note that you completed a sale of notes under the company's shelf registration statement. It does not appear, however, that you have filed a "clean" opinion of counsel that the notes are binding obligations of the company. Please amend the Form 8-K to include such an opinion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin Adames at (202) 551-3447 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst